EXHIBIT 21

SUBSIDIARIES OF QUAKER CITY BANCORP, INC.

Name	State or Other Jurisdiction of Incorporation of Organization
Quaker City Bank (direct subsidiary)	Federal
Quaker City Financial Corp. (indirect subsidiary)	California
Quaker City Neighborhood Development, Inc. (direct subsidiary)	California